

July 23, 2015

<u>Via U.S. Mail</u>
Mark Heaney
Chief Executive Officer
Addus HomeCare Corporation
2300 Warrenville Road
Downers Grove, IL 60515

Re: Addus HomeCare Corporation
Form 10-K for the Year Ended December 31, 2014
Filed March 16, 2015
File No. 001-34504

Dear Mr. Heaney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Addus Homecare Corporation and Subsidiaries Financial Statements

Consolidated Statements of Cash flows, page F-6

1. We note that you have reflected borrowings on capital lease obligations in the amount of $4,033,000 as cash flows from financing activities in your statement of cash flows for the year ended December 31, 2014. As capital lease transactions are generally non-cash in nature, please revise to eliminate these transactions from your consolidated statement of cash flows pursuant to the guidance in ASC 230-10-50-3 through 230-10-50-5 and include them in your supplemental disclosures of non-cash investing and financing activities. Alternatively, please explain why you do not believe this is required.

Notes to Consolidated Financial Statements, page F-7
Note 2. Discontinued Operations, page F-12

2. We note from your disclosure on page F-12 that you sold 90% of the Home Health Business in California and Illinois, with the Company retaining 10% ownership in such locations, as part of the transaction in which you sold substantially all of the assets used in your home heath business for cash consideration of $20,000,000 in February 2013. We also note that you have reflected the results of such operations as discontinued operations in your financial statements for all periods presented. Given that you retained a 10% interest in the Home Health Business in California and Illinois, please explain in detail how you considered the guidance outlined in ASC 205-20-45-1, which requires that an entity have no significant continuing involvement in the operation of the component after the disposal transaction, in determining that these operations meet the criteria for treatment as discontinued operations in your consolidated financial statements. Also, please explain how you considered the guidance in ASC 205-20-55 in determining that the operations and cash flows of the Home Health Business in California and Illinois were eliminated from ongoing operations and should therefore be accounted for as discontinued operations in your financial statements. As part of your response, please explain the nature and amounts of any continuing cash flows that you receive or incur as a result of your 10% retained interest in the California and Illinois Home Health Business and indicate whether any such cash flows have been determined to be direct or indirect cash flows and your basis for such conclusions.

Note 4. Acquisitions, page F-13

3. We note from your disclosure on page F-13, that in connection with the acquisition of Aid & Assist during June 2014, the company recognized a liability of $1,020,000 for a contingent earn-out obligation associated with the potential obligation to pay up to $1,168,000 based on probability-weighted estimates of achievement of certain performance targets. We also note that as of December 31, 2014, the Company revalued this liability to $200,000. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts, circumstances or assumptions that resulted in the decline in this obligation from June 2014 through December 31, 2014. Refer to the disclosure requirements outlined in ASC 805-30-50-4. Also, please explain where the decline in this obligation was reflected in your consolidated statement of operations for the year ended December 31, 2014.

4. In a related matter, please also explain why the contingent earn-out obligation recognized in connection with the Coordinated Home Health Care LLC acquisition of $1,100,000 as of December 1, 2013 increased to $1,920,000 as of December 31, 2014 as disclosed on page F-15.

Note 8. Long-Term Debt, page F-20

5. We note from the disclosure on page F-22 and elsewhere in your filing that your credit facility includes covenants that restrict your ability to pay dividends and other distributions. Please revise the notes to your financial statements to disclose the significant terms of these dividend restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 or Linda Cvrkel at 202 551-3813 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining